UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2011
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Commission File Number: 001-32199

Ship Finance International Limited
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(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Ship Finance International Limited (the "Company"), dated December 6, 2011, announcing that the Company has agreed to amend the terms of the long-term chartering agreements with Frontline Ltd.

This Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (Registration No. 333-150125), filed with the U.S. Securities and Exchange Commission (the "SEC") on April 7, 2008, the Company's amended registration statement on Form F-3/A (Registration No. 333-158162), filed with the SEC on May 6, 2009 and the Company's registration statement on Form F-3ASR (Registration No. 333-170598), filed with the SEC on November 15, 2010.

Exhibit 1

SFL  -  Adjusted agreement with a recapitalized Frontline Ltd.

Press release from Ship Finance International Limited, December 6, 2011

Ship Finance International Limited (NYSE:SFL) ("Ship Finance" or the "Company"), today announced that it has agreed, subject to final board and bank financing approvals,  to amend the terms of the long-term chartering agreements with Frontline Ltd. ("Frontline").

This will happen concurrently with a proposed recapitalization of Frontline, where some of their assets will be sold and a significant capital commitment relating to newbuildings will be transferred to a new company to be established, Frontline 2012 ("Frontline 2012").  Frontline's balance sheet will be strengthened and the current uncertainty relating to its liquidity position and bank covenant compliance will be removed.

At the same time, all of Frontline's tonnage providers, including Ship Finance, have been requested to reduce the base charter rates in order for the restructured Frontline to manage through a potentially very weak spot tanker market in the short to medium term. For Ship Finance, the preliminary agreement is to reduce the base charter rates by $6,500 per day per vessel from 2012 through 2015, and thereafter revert to previous charter rate levels.

Ship Finance will receive a restructuring compensation of $106 million in cash from Frontline, including the release of $56 million restricted cash currently serving as security for their charter payments to us. The remaining $50 million will be an early payment of profit split, and will effectively be used to offset future profit split revenues over and above the old base rate.

There will also be an adjustment to the profit split calculation whereby Ship Finance will get 100% up to the old base rate levels, and 25% profit split above that. The profit split will be payable on an annual basis as before.

In addition to the $106 million cash payment from Frontline, we plan to use an additional $50 million to prepay on bank financing, with corresponding reduced interest and loan amortization. The net effect of this significant debt reduction and new charter arrangement is that the cashflow from these vessels will at a minimum cover the debt service, even at the reduced base rate, for the next four years.

At year-end 2011, the bank financing relating to the 28 Frontline vessels will then be reduced from approximately $740 million to approximately $584 million. This is just a marginal level above current scrap values for the vessels, and we will continue to amortize down the debt further according to schedule.

Currently, the net contribution from the Frontline vessels, after debt service, is approximately $8 million per quarter, or approximately $0.10 per share. It is expected that the near-term dividends will be adjusted to reflect a reduced net cash-flow, potentially reducing the base dividend to approximately $0.25 per share for the next quarter. If the market is higher than the new reduced base charter rates, significant additional cash will be generated with the potential to increase SFL's dividend in the future. Any final decision to pay dividends, and the amount of such dividends, is made by the Board of Directors on a quarter by quarter basis.

CEO of Ship Finance Management AS, Ole B. Hjertaker said in a comment:  "The uncertainty relating to Frontline has been negative for our Company and a potential default on their chartering obligations could be dramatic for us. It has been a difficult process for all involved parties, but we feel that the outlined solution will, if accepted, give our Company a solid footing under our large tanker exposure in what is a very difficult time for the tanker industry. We will receive base charter rates which are clearly in excess of what can be achieved in the market today and we will have a solid counterpart with a good liquidity position and low cash break-even rates.

In a positive market scenario, we will have the potential to recover more than the original agreed charter payments through an improved profit share agreement. Since the establishment of Ship Finance in 2004, we have received more than $500 million in profit sharing from Frontline. It has enabled the Company to grow and diversify the asset base much faster than originally anticipated with corresponding higher dividend capacity. This clearly illustrates the value of optionality in the tanker market.

The uncertainty regarding our tanker exposure should then be dramatically reduced, and the foundation for a long term dividend capacity with additional upside potential should be established."

The outlined structure is subject to final board approval, and also approval by the financing banks in Ship Finance and Frontline, respectively, with a deadline of December 31, 2011.

December 6, 2011

The Board of Directors
Ship Finance International Limited
Hamilton, Bermuda

Questions should be directed to:

Investor and Analyst Contacts:
Eirik Eide, Chief Financial Officer, Ship Finance Management AS
+47 23114006 / +47 95008921

Magnus T. Valeberg, Vice President, Ship Finance Management AS
+47 23114012 / +47 93440960

Media Contact:
Ole B. Hjertaker, Chief Executive Officer, Ship Finance Management AS
+47 23114011 / +47 90141243

About Ship Finance

Ship Finance is a major ship owning company listed on the New York Stock Exchange (NYSE: SFL). Including newbuildings, the Company has a fleet of 69 vessels, including 25 crude oil tankers (VLCC and Suezmax), two chemical tankers, five oil/bulk/ore vessels, 11 drybulk carriers including six newbuildings, 15 container vessels including four newbuildings, six offshore supply vessels, one jack-up drilling rigs, one ultra-deepwater drillship and two ultra-deepwater semi-submersible drilling rigs. The fleet is one of the largest in the world and most of the vessels are employed on long-term charters.

More information can be found on the Company's website: www.shipfinance.org

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Ship Finance management's examination of historical operating trends. Although Ship Finance believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Ship Finance cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this presentation include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and worldwide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SHIP FINANCE INTERNATIONAL LIMITED
Date: December 8, 2011
By: /s/ Ole B. Hjertaker
	Name:	Ole B. Hjertaker
	Title:	Chief Executive Officer, Ship Finance Management AS